UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2024
Commission File Number: 001-41465

SEMANTIX, INC.
(Name of Registrant)
Avenida Eusébio Matoso, 1375, 10º andar
São Paulo, São Paulo, Brazil, 05423-180
Tel: +55 11 5082-2656
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Semantix Announces Voluntary Delisting from the Nasdaq Global Market
SAO PAULO, BRAZIL, April 4, 2024– Semantix, Inc. (NASDAQ: STIX) (“Semantix” or the “Company”), a leading Latin American enterprise AI platform and applications provider, announced today that it has notified the Nasdaq Stock Market LLC (“Nasdaq”) of its decision to voluntarily delist its ordinary shares, par value $0.001 per share (the “Ordinary Shares”) and its warrants exercisable for one Ordinary Share at an exercise price of $11.50 (the “Warrants”) from the Nasdaq Global Market.
As previously noted in the Company’s Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on January 5, 2024, the Company received written notice from Nasdaq that the Company was not in compliance with the minimum bid price required for continued listing on the Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1) based upon the closing bid price of the Ordinary Shares for the 34 consecutive business days prior to the date of the notice.
Semantix intends to file a Form 25 (Notification of Removal of Listing) with the SEC to remove its Ordinary Shares and Warrants from listing on the Nasdaq Global Market on or about April 15, 2024 and deregister such securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, Semantix expects that the last trading day of its Ordinary Shares and Warrants on the Nasdaq Global Market will be on or about April 12, 2024. Furthermore, prior to April 30, 2024, the Company intends to file a Form 15 with the SEC to suspend the Company’s reporting obligations under Sections 12(g) and 15(d) of the Exchange Act.
Semantix’s board of directors considered a number of factors in determining to delist and deregister its Ordinary Shares and Warrants, including the costs and expenses associated with being a publicly traded company, the auditing, legal and other costs associated with continuing to make SEC filings, and the burdens placed on Semantix’s management to comply with the continued listing and reporting requirements, all in light of an illiquid market and non-compliance with continued listing requirements.
Following the delisting of Semantix’s Ordinary Shares and Warrants from trading on Nasdaq, any trading in such securities would only occur in privately negotiated sales and potentially on an over-the-counter market. Semantix expects to have its Ordinary Shares and Warrants quoted on a market operated by OTC Markets Group Inc. (the “OTC”) so that a trading market may continue to exist for such securities. There is no guarantee, however, that a broker will continue to make a market in Semantix’s Ordinary Shares and Warrants and that trading thereof will continue on an OTC market or otherwise.
Leonardo Santos
CEO and Chairman
Semantix, inc.
Investor Contact
Adriano Alcalde
Chief Financial Officer & IR
ir@semantix.ai
Press Contact
semantix@rpmacomunicacao.com.br
About Semantix
Semantix is Latin America’s first fully integrated data and enterprise AI software platform. Semantix has more than 300 clients with operations in approximately 15 countries using Semantix’s software and services to enhance their businesses. The company was founded in 2010 by CEO Leonardo Santos. For more information, visit www.semantix.ai.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Semantix Announces Voluntary Delisting from the Nasdaq Global Market.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 4, 2024

SEMANTIX, INC.

By:	/s/ Leonardo dos Santos Poça D’Água
Name:	Leonardo dos Santos Poça D’Água
Title:	Chairman of the Board, Chief Executive Officer